Dollar Tree, Inc.
500 Volvo Parkway
Chesapeake, VA 23320

April 1, 2008

Via EDGAR

Mr. H. Christopher Owings
Assistant Director
Mail Stop 3561
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

RE:          Dollar Tree Stores, Inc. (a wholly owned subsidiary of Dollar Tree, Inc.)
Form 10-K for the Fiscal Year Ended February 3, 2007
Filed April 4, 2007
DEF 14A filed on May 17, 2007
File No. 0-25464

Dear Mr. Owings:

This letter follows up on a telephone conversation between the Staff and our outside counsel on Friday, March 14, 2008.  In that discussion, the Staff provided feedback to our earlier responses, dated February 19, 2008, to the Staff’s comment letter of January 31, 2008, regarding the filings noted above.  In particular, the Staff requested clarification on two responses given in the February 19 letter.  The attached responses supplement those previously provided and seek to address the questions raised by the call on the 14th.

Again, if you have questions regarding our responses or need further information, please feel free to contact our outside counsel, William A. Old, Jr. at (757) 622-3366 or John S. Mitchell, Jr. at (202) 833-9200.

Sincerely,

/s/ Bob Sasser
Bob Sasser
Chief Executive Officer
Dollar Tree, Inc.

Dollar Tree Stores, Inc.
Response to Staff Comment Letter Dated January 31, 2008
And Follow Up Telephone Conversation

Form 10-K for the Fiscal Year Ended February 3, 2007 Filed April 4, 2007, and information incorporated by reference from Definitive Proxy Statement filed May 17, 2007; File No. 0-25464

Schedule 14A
Item 11. Executive Compensation. page 13

Compensation Discussion and Analysis, page 14

3.
We refer you to Securities Act Release 8732A, Section II.B.l. As noted in that section, the compensation and discussion analysis should be sufficiently precise to identify material differences in compensation policies for individual executive officers. Mr. Sasser's total compensation is substantially higher than those of the other named executive officers. Please explain the reasons for the differences in the amounts of compensation awarded to the named executive officers.

The differences between the base salary of Mr. Sasser and the other Named Executive Officers are caused by a variety of factors, including Mr. Sasser’s role as chief executive officer, his unique role as primary architect of the Company’s strategic vision, as well as his responsibility for achievement of the Company’s operational goals.  Consistent with the recommendations of the Compensation Committee’s outside consultant, Mr. Sasser receives higher compensation as a product of his greater authority, responsibility and oversight.

In the future, the Company will be mindful to more fully explain significant differences in the amounts of compensation awarded to the chief executive officer and the other Named Executive Officers, as appropriate, and will provide the foregoing additional information in its 2008 CD&A.

Potential Payments upon Termination or Change in Control, page 32

6.
Please describe and explain how you determine the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits upon termination or a change in control. See Item 402(b)(1)(v) and 402(j)(3) of Regulation S-K. Please discuss why you have chosen to pay certain multiples of the components of compensation under these arrangements and how potential payments and benefits under these arrangements may have influenced the compensation committee's decision regarding other compensation elements.

The structure of change in control arrangements and post-termination benefits are consistent with our compensation objectives to attract, motivate and retain highly talented executives. These arrangements preserve morale and productivity, provide a long-term commitment to job stability and financial security, and encourage retention in the face of the potential disruptive impact of an actual or potential change in control, death or disability.  The post-termination vesting benefit under our equity compensation plans also secures the value of previously granted compensatory awards against forfeiture solely because of retirement.

The change in control arrangements ensure that the interests of the executives will be materially consistent with the interests of shareholders when considering corporate transactions.  The Compensation Committee determined that the multiples applied to base compensation upon a change of control should be consistent with the limits specified by tax deductibility for “parachute payments” as well as with principles of good corporate governance promulgated by major proxy advisory firms and institutional investors.  The multiple applicable to the chief executive officer’s retention agreement is higher to reflect the greater importance the Compensation Committee places on Mr. Sasser’s management role and responsibility, discussed further in our reply to comment no. 3 above.

We do not view the change in control arrangements or post-termination benefits as additional elements of compensation because such events may never occur.  The arrangements are intended to reassure executives that they will receive previously deferred compensation and that prior equity grants will be honored because decisions as to whether to provide these amounts are not left to management and the directors after a change in control.

In future filings, we will provide disclosure comparable to the foregoing with respect to how our payments under change in control arrangements and post-termination benefits are determined.